Exhibit 99.1

Olink to participate in September investor conferences

UPPSALA, Sweden, August 30, 2022 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), today announced that Company management will participate in the following investor conferences:

•	Goldman Sachs Medtech and Healthcare Services Conference

Wednesday, September 7th at 6:30 am ET

•	Morgan Stanley Healthcare Conference

Monday, September 12th at 11:40 am ET

•	Nordea Life Science Tools Day

Wednesday, September 21st at 9:30 am ET

A live and archived webcast of the events will be available on the “Events” section of the Company’s website at https://investors.olink.com/news-events/events.

About Olink

Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

IR contact

Jan Medina, CFA

VP Investor Relations & Capital Markets

Mobile: +1 617 802 4157

jan.medina@olink.com

Media contact

Andrea Prander

Corporate Communications Manager

Mobile: +46 768 775 275

andrea.prander@olink.com